Exhibit 99.2

NEUROSENSE THERAPEUTICS LTD. 11 HAMENOFIM STREET BUILDING B HERZLIYA 4672562 ISRAEL SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on December 29, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on December 29, 2025. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V81666-S26487 KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. NEUROSENSE THERAPEUTICS LTD. YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE THE SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS. 1. To approve the grant of restricted shares to the non-management directors of the Company for 2024. 2. To approve the grant of restricted shares to the non-management directors of the Company as equity compensation in lieu of deferred cash fees to maintain financial flexibility. 3. To approve the grant of restricted shares to Alon Ben-Noon, the Company’s Chief Executive Officer and a director of the Company. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” Proposal 1, “FOR” Proposal 2, and “FOR” Proposal 3. By executing this proxy card you will be deemed to confirm that you are NOT a controlling Shareholder and do NOT have a personal interest (as such terms are defined in the Proxy Statement) in the approval of Proposal 3. If you are a controlling shareholder or have a personal interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of Proposal 3), please notify the Company as described on the reverse side of this proxy card. Note: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date For Against Abstain

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:The Notice and Proxy Statement is available at www.proxyvote.com. V81667-S26487 NEUROSENSE THERAPEUTICS LTD. Proxy for Special Meeting of Shareholders on December 30, 2025 Solicited on Behalf of the Board of Directors The undersigned hereby appoints Alon Ben-Noon and Or Eisenberg and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Special Meeting of Shareholders of NeuroSense Therapeutics Ltd., to be held December 30, 2025 at 11 Hamenofim St., Building B, Herzliya 4672562, Israel, and at any adjournments or postponements thereof. Important Note: By executing this proxy card on the reverse side, the undersigned shareholder will be deemed to confirm that such shareholder is NOT a controlling shareholder and does NOT have a personal interest (as such terms are defined in the Proxy Statement) in the approval of Proposal 3. If you are a controlling shareholder or have a personal interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of this Proposal), please notify Or Eisenberg, the Company’s Chief Financial Officer, by telephone at phone number (551) 755-4134 or by email at or@neurosense-tx.com. If your shares are held in “street name” by your broker, bank or other nominee and you are a controlling shareholder or have a personal interest, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence. Continued and to be signed on the reverse side